UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. __)*

SPECTRUM BRANDS, INC.
(Name of Issuer)
Common Stock (par value $0.01 per share)
(Title of Class of Securities)
84762L105
(CUSIP Number)
William R. Lucas, Jr. One Riverchase Parkway South Birmingham, Alabama 35244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 84762L105	Page 2 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP 84762L105	Page 3 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Harbinger Capital Partners Offshore Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP 84762L105	Page 4 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: HMC Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP 84762L105	Page 5 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,700,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP 84762L105	Page 6 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,700,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP 84762L105	Page 7 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: HMC – New York, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,700,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP 84762L105	Page 8 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP 84762L105	Page 9 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP 84762L105	Page 10 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Raymond J. Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP 84762L105	Page 11 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Michael D. Luce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,200,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP 84762L105	Page 12 of 20 Pages

SCHEDULE 13D

Item 1.   Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the Common Stock, $0.01 par value per share (the “Shares”), of Spectrum Brands, Inc., a Wisconsin corporation (the “Issuer”). The address of the Issuer is Six Concourse Parkway, Suite 3300, Atlanta, Georgia 30328.

Item 2.   Identity and Background.

(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund, Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund, HMC - New York, Inc. (“HMCNY”), the managing member of HCPSS, Harbert Management Corporation (“HMC”), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a “Reporting Person”, and collectively, the “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. Each of Harbinger Manager, HMC Investors and HCPSS, is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMCNY is a New York corporation. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 3,500,000 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 3,500,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 3,500,000 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 1,700,000 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 1,700,000 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 1,700,000 Shares.

CUSIP 84762L105	Page 13 of 20 Pages

SCHEDULE 13D

As of the date hereof HMC may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 5,200,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.   Purpose of Transaction.

The Reporting Persons initially reported their investment on a Schedule 13G on December 26, 2006. Since that time, the Reporting Persons have examined the financial and operating performance of the Issuer. As discussed in Item 6, on February 26, 2008, the Issuer and Master Fund entered into a confidentiality and standstill letter agreement (the “Confidentiality and Standstill Agreement”) for the purpose of allowing the Master Fund to obtain confidential information about the Issuer so it can evaluate a possible acquisition, directly or through one of its affiliates, of certain assets of the Issuer. The Confidentiality and Standstill Agreement is attached hereto as Exhibit A and is hereby incorporated into this Item 4 by reference.

Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

CUSIP 84762L105	Page 14 of 20 Pages

SCHEDULE 13D

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP 84762L105	Page 15 of 20 Pages

SCHEDULE 13D

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.8% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.8% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.8% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.8% of the Shares outstanding of the Issuer, based upon the 52,794,352 Shares stated to be outstanding as of February 4, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended December 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP 84762L105	Page 16 of 20 Pages

SCHEDULE 13D

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 14, 2007, February 15, 2007, March 9, 2007, March 23, 2007, March 26, 2007, March 27, 2007, March 28, 2007 and March 30, 2007, respectively, the Master Fund entered into eight equity swap transactions with Deutsche Bank AG, London Branch (“Deutsche Bank”) under which Deutsche Bank agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay Deutsche Bank an amount equal to any decrease, in the official market price of 250,000, 250,000, 500,000, 513,900, 463,00, 500,000, 348,900 and 500,000 notional shares, respectively, above or below an initial reference price of US$8.7620, US$9.09650, US$8.18620, US$5.39510, US$6.15370, US$6.13610, US$6.19440 and US$6.32550 per share, respectively, during the period terminating in each case on June 30, 2008. The equity swap transactions contemplate monthly interim payments of appreciation or depreciation of the shares, as the case may be, and a finance fee between the parties during the term it is outstanding. Deutsche Bank will pay to the Master Fund an amount equal to any dividends paid on the shares during the term of the equity swap agreements. All balances will be cash settled, and neither party acquired or will acquire any voting or similar rights, or dispositive power over any Share. Subject to certain conditions, the equity swap transactions may be terminated by either party in whole or in part upon three scheduled trading days’ prior notice.

On March 29, 2007, March 30, 2007, April 2, 2007, April 3, 2007 and April 4, 2007, respectively, the Special Fund entered into five equity swap transactions with Deutsche Bank under which Deutsche Bank agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay Deutsche Bank an amount equal to any decrease, in the official market price of 500,000, 174,200, 250,000, 250,000 and 500,000 notional shares, respectively, above or below an initial reference price of US$6.21260, US$6.32550, US$6.41950, US$6.41480 and US$6.55060 per share, respectively, during the period terminating in each case on June 30, 2008. The equity swap transactions contemplate monthly interim payments of appreciation or depreciation of the shares, as the case may be, and a finance fee between the parties during the term it is outstanding. Deutsche Bank will pay to the Special Fund an amount equal to any dividends paid on the shares during the term of the equity swap transactions. All balances will be cash settled, and neither party acquired or will acquire any voting or similar rights, or dispositive power over any Share. Subject to certain conditions, the equity swap transactions may be terminated by either party in whole or in part upon three scheduled trading days’ prior notice.

On June 6, 2007, June 7, 2007, June 8, 2007, June 11, 2007, July 13, 2007 and July 16, 2007, respectively, the Master Fund entered into six equity swap transactions with Monecor (London) Limited (t/a TradIndex) (“TradIndex”) under which TradIndex agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 174,300, 199,800, 153,006, 50,000, 422,894 and 50,000 notional shares, respectively, above or below an initial reference price of US$8.00897, US$7.69319, US$7.75133, US$7.68918, US$5.71084 and US$5.83114, respectively, per share upon close-out of any transaction. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Master Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party acquired or will acquire any ownership interest, voting or similar rights, or dispositive power over any Share. Each equity swap transaction may be closed out by the Master Fund at any time.

On July 17, 2007 and July 18, 2007, respectively, the Special Fund entered into two equity swap transactions with TradIndex under which TradIndex agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 389,066 and 130,934 notional shares, respectively, above or below an initial reference price of US$5.64007 and US$5.50984, respectively, per share upon close-out of any transaction. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Special Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party acquired or will acquire any ownership interest, voting or similar rights, or dispositive power over any Share. Each equity swap transaction may be closed out by the Special Fund at any time.

CUSIP 84762L105	Page 17 of 20 Pages

SCHEDULE 13D

On February 26, 2008, the Issuer and Master Fund entered into the Confidentiality and Standstill Agreement. Under the terms and conditions of the Confidentiality and Standstill Agreement, the Issuer will furnish the Master Fund with certain information concerning the Issuer so it can evaluate a possible acquisition, directly or through one of its affiliates, of certain assets of the Issuer. Master Fund has agreed, subject to the terms, conditions and limitations contained in the Confidentiality and Standstill Agreement to treat confidentially such information concerning the Issuer furnished by the Issuer or its affiliates. In addition, during the Standstill Period (as defined in the Confidentiality and Standstill Agreement) the Reporting Persons have agreed not to (i) acquire any additional voting securities or any bank or other idebtedness of the Issuer, (ii) make, or in any way participate in, any solicitation or proxy with respect to any securities of the Issuer, and (iii) take certain other specified actions with respect to their Shares, in each case, without the Issuer’s prior written consent. The Confidentiality and Standstill Agreement is attached hereto as Exhibit A and is hereby incorporated into this Item 6 by reference.

On March 3, 2008, The Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	The Confidentiality and Standstill Agreement
Exhibit B:	Joint Filing Agreement

CUSIP No. 84762L105	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.
By:	HMC Investors, L.L.C.,

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

By:	HMC Investors, L.L.C.,

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

HMC INVESTORS, L.L.C.*

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC
By:	HMC – New York, Inc.

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

CUSIP No. 84762L105	Page 19 of 20 Pages

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.*

By:	HMC – New York, Inc.

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

HMC – NEW YORK, INC.*

By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr.
Title:	Executive Vice President

HARBERT MANAGEMENT CORPORATION*

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title:	Executive Vice President

CUSIP No. 84762L105	Page 20 of 20 Pages

/s/ Philip Falcone*

Philip Falcone

/s/ Raymond J. Harbert*

Raymond J. Harbert

/s/ Michael D. Luce*

Michael D. Luce

March 3, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.